Exhibit 8.1

Jiuzi Holdings Inc.

Subsidiaries of the Registrant

Name of Subsidiary	Jurisdiction of Incorporation or Organization
Jiuzi New York Inc	United States
Jiuzi New Energy International Holding (HK) Ltd	Hong Kong
Shenzhen Jiuzi New Energy Holding Group Ltd	People’s Republic of China